[LOGO OMITTED]
                              JACKSON WALKER L.L.P
                             ATTORNEYS & COUNSELORS

                                                                Jeffrey M. Stone
                                                    (214) 953-6107 (Direct Dial)
                                                     (214) 661-6697 (Direct Fax)
                                                                   jstone@jw.com


                                  April 6, 2009


Via U.S. Mail and Facsimile
---------------------------

David Sandberg
The Red Oak Fund, L.P.
c/o Red Oak Partners, LLC
145 4th Avenue, Suite 15A
New York, New York 10003

     Re:  Director Nominations and Stockholder Proposals

Dear Mr. Sandberg:

     I write on behalf of our client, CLST Holdings, Inc. (the "Company"), in response to your two letters dated March 19, 2009. The first letter purports to nominate two persons for election to Class I of the Company's board of directors (the "Board") and two persons for election to Class II of the Board (collectively, the "Nominations") at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). The second letter purports to give notice of five proposals (the "Proposals") that you wish to present to the Company's stockholders at the Annual Meeting and with respect to which you propose to solicit proxies using your own materials.

     The Board rejects the Nominations because you have nominated two persons for the single Class I Seat that is subject to election at the Annual Meeting and two persons for the single Class II seat that is subject to election at the Annual Meeting. Your nominations are thus not in accordance with Article 9(C) of the Company's certificate of incorporation (the "Charter").

     The Board also rejects your Proposals because they are not proper in form or substance to come before an annual meeting of stockholders of a Delaware corporation. Thus, in accordance with Article 6(B) of the Charter, your proposals will not be placed before the Annual Meeting Pursuant to federal law, the Board expects that you will omit the Proposals from your solicitation materials.

     Notwithstanding its rejection of your Nominations and Proposals, the Board has asked us to discuss with you the possibility of an agreement pursuant to which the Board would permit your nomination of one Class I director and one Class II director and a limited number of proper proposals for consideration at the Annual Meeting. The Board would be willing to permit these nominations and limited proposals if, prior to April 12, 2009, (i) appropriate information is

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--------------------------------------------------------------------------------
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April 6, 2009
David Sandberg
The Red Oak Fund, LP
Page 2

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provided with respect to Red Oak's two nominees; (ii) the proposals are proper in substance to come before an annual meeting of stockholders of a Delaware corporation and are in proper form for submission, solicitation of proxies and stockholder action; and (iii) an agreement is reached among Red Oak and its affiliates (collectively "Red Oak") and the Company in which Red Oak commits to
(a) comply with applicable law relating to its acquisition and holding of the securities of the Company during the period prior to the meeting and its solicitation of proxies with respect to the 2009 Annual Meeting, (h) make corrective disclosures, approved by the Company, that will bring Red Oak into compliance with the requirements of the Securities Exchange Act of 1934, as amended, (the "34 Act") including in particular Sections 13 and 14 thereof, and
(c) sterilize, for purposes of voting at the Annual Meeting, all shares of the Company's stock acquired by Red Oak in violation of. Section 14 of the 34 Act (including without limitation those acquired during the period commencing on February 4, 2009 and ending on February 13, 2009).

     Red Oak has taken a number of hostile actions toward the Company in recent months, and put at risk the Company's ability to manage its affairs in the best interests of its stockholders. Red Oak's director nominations, frivolous proposals and litigation have put a burden on the Company's limited personnel resources, and made it impossible for the Company to provide adequate information to its stockholders in sufficient time for them to take informed action at the Annual Meeting as currently scheduled on May 22, 2009. The Company has today filed an amended complaint in its lawsuit against Red Oak pending in the United States District Court for the Northern District of Texas, seeking remedies that it hopes will allow it to proceed with a proper annual meeting, pursuant to proper notice, at a time when the Company's stockholders have sufficient information to make informed decisions. Because, among other reasons, the Company does not expect that litigation, which bears directly upon the Annual Meeting, to be resolved for some months, the Board has determined to delay the Annual Meeting until September 25, 2009 - unless the Company and Red Oak are able to reach an agreement prior to April 12, 2009.

April 6. 2009
David Sandberg
The Red oak Fund, LP
Page 3

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     If you are willing to discuss these matters and to negotiate in good faith an agreement between Red Oak and the Company with a view to achieving the results contemplated in the preceding paragraphs, please let us know immediately. Because the agreement contemplated by the Board is a relatively complex one, and will involve a substantial investment of money and time to draft and negotiate, we ask that you indicate by the close of business tomorrow if the proposed terms described above are acceptable to you in concept.


                                        Very Truly yours,


                                        /s/ Jeffrey M. Stone
                                        Jeffrey M. Stone



 cc:   Robert A. Kaiser
       Kevin G. Abrams, Esq.
       Paul J. Tennyson, Esq.